

March 9, 2011

Via Email

Jeremy J. Aguilar
Chief Financial Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

> **Re:**   **hhgregg, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed May 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 24, 2010**
> **File No. 001-33600**

Dear Mr. Aguilar:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Exhibit Index

1. We note that you have not included the exhibits and schedules to material agreements identified in your Exhibit Index. For example, Exhibits 10.23 and 10.24 both identify numerous exhibits and schedules, but none are included with the filings. Please review all of your material agreements identified in your Exhibit Index and file any exhibits, schedules and/or appendices to those agreements that were not previously filed. Refer to Item 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K

provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Base Salary, page 19

2. We note your disclosure on page 20 that the Compensation Committee generally aims to position base salaries below the 50th percentile of the base salaries for the companies surveyed in the Remuneration Report. Please expand to disclose the basis upon which your 50th percentile calculation is made.

3. In the third paragraph of your base salary disclosure you state that to determine base salary, weightings are established for business metrics and leadership factors, and that there were eight leadership factors in 2010. Please disclose these factors for each named executive officer. Refer to Item 402(b) of Regulation S-K.

4. Please revise your disclosure to clarify how each of the base salary factors you reference interrelates and results in your ultimate base salary determinations. For example, your disclosure currently refers to the weightings, Remuneration Report, salary budgets and the merit increase data, but we are unable to determine the ultimate role that each of these factors plays in establishing base salaries.

Annual Incentive, page 20

5. It appears that the second and third paragraphs of your Annual Incentive discussion on page 20 are inconsistent. The second paragraph indicates that your annual incentive payout is based on annual budget targets, but the third paragraph indicates that annual incentive payouts are tied to EBITDA targets. Please revise.

6. In the fourth paragraph of your Annual Incentive discussion you state that 49.3% of the 2010 bonus pool was awarded to named executive officers, but it does not appear that you provide any further discussion of the bonus pool. Please expand your discussion to disclose the manner in which the bonus pool is determined, when the bonus pool is determined, any potential limiting effects that the size of the bonus pool may have on your annual incentive compensation, and any other relevant or material facts regarding the bonus pool.

Summary Compensation Table, page 24

7. Please significantly expand the narrative discussion of your summary compensation table to describe any material factors necessary to an understanding of the information disclosed. By way of example only, and not an exhaustive list, we note that Mr. May's

2010 total compensation significantly increased in comparison to 2009, but it does not appear that you provide any specific discussion of the basis for and factors that led to this increase. By way of further example, we note that you have not provided a detailed discussion addressing the increases in Messrs. Stout's and Aguilar's total compensation. Refer to Items 402(b), (c) and (e) of Regulation S-K.

8. We note footnote (2) to your summary compensation table which states that your non-equity incentive plan compensation includes both amounts earned under the Annual Incentive Awards Plan and the Non-Qualified Deferred Compensation Plan. Please disclose, by footnote, cross-reference, or otherwise, the amount attributable to each individual factor.

2010 Grants of Plan-Based Awards, page 26

9. Please revise your Grants of Plan-Based Awards table clarify why there are two rows of Non-Equity Incentive Plan disclosure for Jerry Throgmartin and Dennis May.

10. Please revise your Grants of Plan-Based Awards table to disclose why you granted Non-Equity Incentive Plan compensation on two different dates to certain of your named executive officers.

2010 Non-Qualified Deferred Compensation, page 29

11. We note that you have not provided a quantitative discussion of the terms of the targets, as established by your Compensation Committee, that must be achieved for a participant's Non-Qualified Deferred Compensation Plan to be credited. Please disclose these financial targets. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Investor Relations
Via Email: investorrelations@hhgregg.com